Luke J. Albrecht	VIA EDGAR
(617) 937-2353
lalbrecht@cooley.com

April 24, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

RE:	Clinical Data, Inc. Amendment No. 3 to Registration Statement on Form S-4 Registration No. 333-156011

Ladies and Gentlemen:

On behalf of Clinical Data, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 4 (the “Amendment”) to the Company’s Registration Statement on Form S-4, initially filed with the Commission on December 9, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-4 filed with the Commission on January 13, 2009, Amendment No. 2 to Registration Statement on Form S-4 filed with the Commission on April 2, 2009, and Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission on April 20, 2009. Set forth below are the Company’s responses to the comments of the Staff of the Commission’s Division of Corporation Finance (the “Staff”) given by letter (the “Comment Letter”) dated April 23, 2009 from Peggy Fisher, Assistant Director. The responses are numbered to correspond to the comments set forth in the Comment Letter, which for convenience, we have incorporated into the response letter. We are delivering one marked complete courtesy copy of the Amendment and one courtesy copy of this letter to Ms. Fisher as well as to Mary Beth Breslin of the Commission’s Division of Corporation Finance.

Unaudited Pro Forma Condensed Combined Financial Information, page 117

Notes to Unaudited Pro Forma Condensed Financial Statements, page 125

1.	Comment: We refer to your response to prior comment 2. We note that Clinical Data’s historical income statement includes a charge for in-process research and development arising from the acquisition of Adenosine in August 2008. We reiterate that pro forma data should not be adjusted to eliminate infrequent and unusual items included in the historical financial statements of a registrant or other combining entities and that are not directed affected by the transaction. The $52 million charge associated with the acquisition of Adenosine does not appear to be related to the acquisition of Avalon, which is the purpose of the Form S-4. Accordingly, please remove the $52 million adjustment from the pro forma data or further explain how this adjustment complies with the accounting literature.

Response:  In response to this comment, the Company has revised the selected Unaudited Pro Forma Combined Financial Information on page 18, the Unaudited Comparative Per Share Data on page 19, the Unaudited Pro Forma Condensed Combined Statements of Operations on page 120 of the Amendment as well as Note 4 to the Unaudited Pro Forma Condensed Financial Statements on page 125 of the Amendment to reflect the removal of the $52 million adjustment from the pro forma data.

* * * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the registration statement and will include the requested “Tandy” language therein. The Company is aware of its obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the registration statement.

THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM

Securities and Exchange Commission
April 24, 2009
Page Two

We hope that the above responses and the related revisions to the Amendment will be acceptable to the Staff. Please do not hesitate to call Miguel Vega or Marc Recht of this firm at (617) 937-2300 with any comments or questions regarding the Amendment and this letter. We thank you for your time and attention.

Best regards,

/s/  Luke J. Albrecht
Luke J. Albrecht

cc:	Securities and Exchange Commission

Peggy Fisher
Mary Beth Breslin

Clinical Data, Inc.

Andrew J. Fromkin
C. Evan Ballantyne
Caesar J. Belbel
John McCabe

Cooley Godward Kronish LLP

Miguel J. Vega
Marc A. Recht

Avalon Pharmaceuticals, Inc.

Kenneth C. Carter, Ph.D.

Hogan & Hartson LLP

Michael J. Silver
John H. Booher

Deloitte and Touche LLP

Joseph Apke

THE PRUDENTIAL TOWER, 800 BOYLSTON STREET, 46TH FLOOR, BOSTON, MA 02199 T: (617) 937-2300 F: (617) 937-2400 WWW.COOLEY.COM